Exela Technologies, Inc.
2701 Grauwyler Rd.
Irving, TX 75061
(214) 740-6500

July 25, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	Exela Technologies, Inc. (the “Registrant”)
Registration Statement on Form S-3
File No. 333-219157 (the “Registration Statement”)
REQUEST FOR ACCELERATION OF EFFECTIVENESS

Ladies and Gentleman:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the Registrant respectfully requests that the effective date of the above-referenced Registration Statement be accelerated by the Securities and Exchange Commission so that the same will become effective at 9:00 a.m., Washington D.C. time, on July 26, 2017, or as soon thereafter as is practicable.

The Registrant requests that it be notified of such effectiveness by a telephone call to Christian O. Nagler of Kirkland & Ellis LLP at (212) 446-4660 and that such effectiveness also be confirmed in writing to the addresses listed on the cover page of the Registration Statement.

Very Truly Yours,

Exela Technologies, Inc.

By:	/s/ Ronald Cogburn
Name: Ronald Cogburn
Title: Chief Executive Officer